Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration No. 333-161267 of The Dress Barn, Inc. of our reports dated March 31, 2009 relating to the consolidated financial statements of Tween Brands, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), and the effectiveness of Tween Brands, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Tween Brands, Inc. for the year ended January 31, 2009, and to the reference to us under the heading “Experts” in the proxy statement/prospectus, which forms a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Columbus, OH

October 23, 2009